UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

46, avenue de la Grande Armée, 75017 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

In June 2026, Sanofi published the press releases attached hereto as Exhibits 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release dated June 4, 2026: Sanofi launches 2026 global employee stock purchase plan.

Exhibit 99.2	Press Release dated June 8, 2026: Sanofi’s Sarclisa subcutaneous approved in the EU as the first anticancer treatment administered via an on-body injector.

Exhibit 99.3	Press Release dated June 10, 2026: Sanofi provides update on MOBILIZE phase 3 study of riliprubart in chronic inflammatory demyelinating polyneuropathy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 12, 2026	By	SANOFI /s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Legal Corporate & Finance

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